FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 27, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual Results
for the year ended
31 December 2013

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; and the Group's exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group's structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

RBS reports a pre-tax loss for 2013 of £8,243 million, including regulatory and redress provisions of £3,844 million, and impairments and other losses of £4,823 million related to the establishment of RBS Capital Resolution (RCR).
Excluding the impact of the creation of RCR, RBS operating profit(1) was £2,520 million, down 15% from 2012:

●	Retail & Commercial down 4% to £4,078 million, with lower income in UK Corporate and International Banking offsetting improved impairments in Ulster Bank and UK Retail;

●	Markets down 58% to £638 million, reflecting smaller balance sheet and reduced risk levels; and

●	Non-Core losses down 27% to £2,107 million, with the cost base falling in line with run-off.

RBS has today updated on its comprehensive business review, aimed at transforming the bank (see page 16).

Key points

Building a bank that is trusted by its customers

●	RBS announces a refreshed strategic direction with the ambition of building a bank that earns its customers' trust by serving them better than any other bank.

●
RBS will be structured around the needs of its customers, with seven existing operating divisions realigned into three businesses: Personal & Business Banking, Commercial & Private Banking and Corporate & Institutional Banking.

●
Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial banking franchises in Great Britain. We are continuing to explore further opportunities in the Republic of Ireland with a view to being a challenger to the systemic banks.

●	To position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term, we must achieve a significant reduction in costs and complexity.

●
This simplification is intended to deliver significant improvements to services delivered to our customers while at the same time helping to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term(2).

●	Future performance will be reported against customer and financial measures. Further details are set out on page 18.

Restructuring our balance sheet

●
Third party assets were reduced by £130 billion over the course of 2013, with Markets down £72 billion and Non-Core down £29 billion. In the five years since the end of 2008, the funded balance sheet has been reduced by £487 billion and total assets by £1,191 billion.

●
The Core Tier 1 ratio was 10.9% at 31 December 2013. On a fully loaded Basel III basis, the Common Equity Tier 1 ratio was 8.6%. The impact of the regulatory and redress provisions booked in Q4 2013 was already reflected in our future capital plan, and RBS continues to target a fully loaded Basel III Common Equity Tier 1 ratio of c.11% by the end of 2015 and 12% or above by the end of 2016.

●
Continued improvement in credit quality, particularly in the UK Retail and Non-Core portfolios, saw risk elements in lending fall by 4%. Reflecting the increased impairments associated with the creation of RCR, provision coverage increased from 52% at end 2012 to 64% at end 2013.

●	RBS remains highly liquid, with short-term wholesale funding down £10 billion to £32 billion at the end of 2013, covered more than four times by a £146 billion liquidity portfolio.

Highlights

Key points (continued)

FY 2013 operating results

●
RBS recorded an operating profit(1) of £2,520 million excluding the impact of the creation of RCR which reduced income by £333 million and increased impairments by £4,490 million. Including these RCR-related impairment and other losses of £4,823 million(3), RBS recorded an operating loss of £2,303 million.

●	Group income, excluding the RCR impact, was down 10% to £19,775 million, principally reflecting a £1,161 million reduction in Markets income, with expenses down 4% to £13,313 million.
○
Retail & Commercial operating profit, excluding £1,385 million of impairments and other losses related to the creation of RCR, was down 4% to £4,078 million, with lower income in UK Corporate and International Banking offsetting improved impairments in Ulster Bank and UK Retail.

	○	Markets operating profit, excluding £18 million of impairments related to the creation of RCR, was down 58% to £638 million, reflecting its smaller balance sheet and reduced risk levels.
	○	Non-Core losses, excluding £3,420 million of impairments and other losses related to the creation of RCR, were down 27% to £2,107 million, with the cost base falling in line with run-off.
●
Loss attributable to shareholders was £8,995 million, reflecting the charges relating to the creation of RCR and legacy conduct litigation and redress, the write-down of goodwill and other intangible assets and deferred tax assets.

●	Tangible net asset value per ordinary and B share was 363p at 31 December 2013.

Q4 2013 operating results

●	Operating profit in Q4 2013 totalled £204 million, excluding the impact of the creation of RCR.
	○	Retail & Commercial operating profits in the fourth quarter were £997 million, down 11% from Q4 2012, with all divisions except Ulster Bank showing a deterioration from the prior year.
	○	Markets operating profit of £57 million reflected seasonal slower trading together with the impact of the business's smaller balance sheet and reduced risk envelopes.
	○	Non-Core operating losses narrowed to £676 million, with costs and impairments falling in line with the reducing asset base.

Delivering our capital plan

●
To deliver its capital plan RBS has formed the Capital Resolution Group (CRG), which is made up of four pillars: exiting the assets in RCR, delivering the IPOs for both Citizens and Williams & Glyn, and optimising the bank's group-wide shipping business.

●
RCR was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate run-down of these exposures to free up capital for the bank. The revised strategy to run down high risk loans faster led to an increased impairment charge. When originally announced, RCR assets were projected to be £38 billion at the end of 2013, but accelerated disposals and increased impairments have reduced this total to £29 billion. Further details about RCR are set out on page 19 and in Appendix 1.

●
During the course of 2013 RBS sold two tranches of its remaining shares in Direct Line Insurance Group, realising gross proceeds of £1,137 million. At 31 December 2013 RBS held 28.5% of Direct Line Insurance Group. On 26 February 2014 RBS announced that it had entered into a placing agreement to complete the sale of its residual interest (except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to Direct Line Group management). Accordingly, on settlement of the placing, the Group will have completed the disposal as required by the European Commission.

Highlights

Key points (continued)

Delivering our capital plan (continued)

●	On 27 November 2013 RBS announced the sale of its remaining economic interest in the WorldPay global payments business. A gain on sale of £159 million was recognised in Q4 2013.

●
On 1 November 2013 RBS announced plans to accelerate the divestment of Citizens, its US banking subsidiary. Preparations for a partial initial public offering (IPO) in 2014 remain on track, and the bank intends to fully divest the business by the end of 2016.

●
Following the conclusion of a £600 million pre-IPO investment by a consortium of investors led by global financial services specialists Corsair Capital and Centerbridge Partners, and including the Church Commissioners for England and RIT Capital Partners plc, the Williams & Glyn business (formerly known as "Project Rainbow") has made good progress towards its IPO.

●
Discussions with the UK Government over the retirement of the Dividend Access Share (DAS) are well advanced. A successful restructuring of the DAS will represent a significant step towards the normalisation of RBS's capital structure.

●	On 16 December 2013 RBS cancelled its £8 billion Contingent Capital Facility with HM Treasury.

Legacy conduct issues

●
As announced in a trading update on 27 January 2014, RBS has provided £1,910 million in Q4 2013 covering claims and conduct-related matters primarily relating to mortgage-backed and other securities litigation. Regulatory and litigation provisions for the full year amounted to £2,394 million.

●
An additional £465 million provision for Payment Protection Insurance (PPI) redress and related costs was booked in Q4 2013, making a total of £900 million for the full year 2013. Out of a cumulative PPI provision of £3.1 billion, £2.2 billion had been utilised by 31 December 2013. The remaining £0.9 billion provision covers approximately 12 months at current levels of redress and administrative expenses.

●
A further £500 million provision was made in Q4 2013 for interest rate hedging products redress and administration costs, reflecting higher volumes, higher anticipated redress payments and recalibration of our methodology based on more recent trends. The total charge for the full year was £550 million making a total of £1.25 billion of which £0.2 billion had been utilised by 31 December 2013.

Serving our customers

●
Investment of £700 million has been committed over the next 3-5 years to build the best retail and commercial bank in the UK. Investment in digital channels continued, with 50% of eligible customers now banking online or on mobile.

●
Mortgage balance growth was affected in H1 2013 by advisor training, but application volumes recovered during the second half, helped by RBS's lead in launching the second phase of the Help to Buy scheme. Gross new lending in 2013 was £14.3 billion, up 3% from 2012. This represented an 8% market share, slightly in excess of RBS's share of mortgage stock.

●	UK Corporate will implement all the recommendations of the independent review of its lending standards and practices led by Sir Andrew Large.

●	Support for SME customers during 2013 included pro-active 'Statements of Appetite' sent to over 12,000 customers, resulting in more than £5.9 billion of new loan offers.

Highlights

Key points (continued)

Serving our customers (continued)

●
SME demand for credit has picked up over the course of the year, with new and increased lending sanctioned in 2013, up 6% from the prior year to £9.9 billion. SMEs drew down £6.4 billion of new loans in 2013, up 2% from 2012. However, businesses' cash generation remained strong, with SME current account balances up 13% from the end of 2012. Many customers increased their loan repayments and reduced overdraft utilisation, which dropped to 37% at the end of 2013 compared with 42% a year earlier.

●
Among larger businesses, £12.9 billion of new facilities were made available to new and existing clients. RBS also helped UK companies, universities and housing associations to raise £24.7 billion through bond issues in 2013.

●
RBS repaid all its borrowings from the Bank of England Funding for Lending Scheme (FLS) in 2013 but continues to participate fully in the scheme. In the period since launch to 31 December 2013, RBS allocated more than £4.7 billion of new FLS-related lending to business customers, with discounts targeted at SMEs and mid-sized manufacturers. We intend to remain in the scheme throughout 2014 (subject to no further changes in the scheme rules).

●
Total net lending flows reported within the scope of the FLS scheme were minus £2,295 million in Q4 2013, with net lending of plus £349 million to households and minus £2,645 million to private sector non-financial corporations, of which minus £671 million was to SMEs.

Notes:

(1)
Operating loss before tax, own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, integration and restructuring costs, gain on redemption of own debt, write-down of goodwill, amortisation of purchased intangible assets, strategic disposals, bank levy, write-down of other intangible assets and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax was £8,243 million for the year ended 31 December 2013.

(2)	Includes the impact of business exits such as Citizens Financial Group and Williams & Glyn; bank levy; restructuring costs; and, from 2015, the EU resolution fund charge.
(3)
During the year the Group recognised £4,823 million of impairment and other losses related to the establishment of RCR.  This comprises impairment losses of £4,490 million (of which £173 million relate to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £333 million reduction in income reflecting asset valuation adjustments.

Highlights

Outlook
We continue to see signs that the UK economic recovery is gaining traction and have observed higher levels of activity and confidence amongst our customers; we are increasing and improving our front line capacity in order to handle higher levels of new business more efficiently. We expect a lag between the economic recovery and our core franchises starting to grow, given continued low interest rates, excess liquidity and our continued deleveraging in commercial real estate and shipping.

We expect margins to be slightly up in 2014 but anticipate lower securities gains from our liquidity portfolio. While the strategic repositioning of Markets announced in 2013 has progressed well, the external and regulatory environment remains challenging.

The actions following our strategic review will start to drive cost reductions and improve efficiency during 2014. Whilst it will take two to three years to fully implement these we expect our underlying cost base to be £1 billion lower in 2014.

RCR has made a strong start. Its initial balance sheet, at £29 billion of third party assets, is £9 billion lower than the original guidance of £38 billion, and RCR has a strong pipeline in the early months of 2014. Having recognised significant impairment losses due to the revised strategy we expect our credit losses to revert to more normal levels of around 0.6% of loans in 2014.

We are working through our legacy conduct and litigation issues; the timings and amounts of any redress or settlements however remain uncertain.

With the announcement of our strategic review, we expect elevated restructuring costs in the next two years to get the bank's customer service and costs back to best in class levels in all respects.

Chairman's letter to shareholders

Five years ago RBS embarked on a strategic restructuring designed to correct the aspects of its business that made it particularly vulnerable to the financial crisis of 2008. The execution of that restructuring has transformed the financial position of the bank: we have reduced our balance sheet by more than £1 trillion, repaid hundreds of billions of Government funding support and removed the imminent threat that our size, risk and complexity posed to the UK economy. In 2013 we took further steps to resolve our remaining legacy balance sheet issues by announcing the creation of RCR, with the aim of accelerating the removal of these legacy assets and releasing the capital they are still tying up.

We have also taken very substantial charges for a variety of conduct-related issues, including LIBOR, PPI, interest rate swaps and RMBS litigation. Almost all of these costs for RCR and conduct issues can properly be described as legacy costs, arising from events and actions in the run-up to the financial crisis.

As our 2013 results make clear, however, restoring the strength of the bank's balance sheet was only one part of the job. In June the Board announced that Stephen Hester, who had led our financial restructuring since 2008 very effectively, would be stepping down as Group Chief Executive. We selected Ross McEwan to re-energise the task of building a bank that earns its customers' trust, improves operating efficiency and can move down the path back to full private ownership. The Board and I want to thank Stephen Hester for his dedication to RBS and to congratulate him on his success in putting the bank on to a sound footing.

There have been a number of other changes to the Board's composition during the year. Bruce Van Saun took up his new role as Chairman and Chief Executive of RBS Citizens Financial Group, Inc. on 1 October 2013 and has stepped down from the Board having done an excellent job as our Group Finance Director. He was succeeded by Nathan Bostock, who has since confirmed his resignation; his leaving date has not yet been agreed and the search for his replacement is under way.

Two of our non-executive directors, Joe MacHale and Art Ryan, also retired from the Board in 2013 and Philip Scott will step down from the Board by 31 October 2014. I thank them all for the hard work and wisdom they have brought as directors. In December 2013, we also welcomed Robert Gillespie as a new non-executive director. I would like to take this opportunity to express my appreciation to all of my fellow directors for their commitment and readiness to deal with the unusual challenges of a government-controlled listed company.

Ross McEwan is bringing a fresh perspective to RBS's challenges, and that perspective is now bearing fruit in the results of the strategic review that we are setting out today. The Board believes that this was the right time for this review, so as to ensure that we target our future efforts firmly towards serving our customers, shareholders and wider stakeholders in the best possible way.

Regrettably, last year brought further reminders that many of our customers and stakeholders do not trust us to do so. In response to persistent criticism of our performance in lending to SMEs the Board commissioned an independent review by Sir Andrew Large; we expect to adopt all of his recommendations.

Chairman's letter to shareholders

We also faced accusations that our Global Restructuring Group had been culpable of "systematic and institutional" behaviour in artificially distressing otherwise viable businesses. No evidence has been provided for that allegation but it has, nevertheless, done serious damage to RBS's reputation. That is why we instructed the law firm Clifford Chance to conduct an independent review. This is an area where all banks routinely make difficult judgments, and indeed the banking sector has been criticised for excessive forbearance in recent years, charged with supporting unviable "zombie" companies for too long.

Issues like this continue to underscore the important role played by culture and values in enabling us to become the trusted bank we aspire to be. The Board fully supports the new values we launched in 2013, and it is vital that we continue to set the tone from the top in the coming year to drive essential cultural change.

On many of these issues we have engaged closely with HM Treasury (HMT) through UK Financial Investments, which manages HMT's shareholding, and with our two main regulators, the Prudential Regulation Authority and the Financial Conduct Authority. Over the course of the year they have all proposed actions for consideration by the Board.

Ross McEwan has spoken of the need to reset our relationship with HMT and our main regulators. I hope and believe that we have made good progress in this direction. There is a desire on all sides that our relationship with the Government in its role as controlling shareholder should be primarily managed by UKFI on a commercial, arm's length basis. I want to make it clear, however, that the path we have set and decisions we have taken reflect the Board's view of what is in the interests of all RBS's shareholders and other stakeholders.

We are monitoring the debate on Scottish independence but, as I and my colleagues have said many times, we are politically neutral. We don't support political parties or political movements. We will respond to whatever voters decide and governments agree.

Clearly there are issues we are looking at - currency, the application of financial regulation, lender of last resort, credit ratings - which could affect us.  But there is real uncertainty about how any of these matters would be settled in the event of a Yes vote and the outcome would depend on negotiations between the two governments. Indeed, there could be a prolonged period of uncertainty over each of the issues so it really is impossible to quantify with any precision what the effects of each might be right now.

We are confident that the actions announced today will deliver a customer-focused bank with undoubted capital strength, the potential for attractive returns and an ability to recommence dividends over the medium term.

Chief Executive's message

Since 2009 RBS has cleaned up the world's largest bank balance sheet by removing more than £1 trillion in assets. This was a remarkable achievement, born of absolute necessity, but delivered with exceptional skill.

These skills now need to be deployed on a task of equal magnitude: creating a step-change in the customer service and financial performance of RBS. The hardest part of our financial restructuring is now complete, and we now need to use our strengths and capabilities to make RBS an example for everything that should be right with banking.

Since taking up post in October, I have listened extensively to our customers and our staff. It is clear to me that people have not given up on us. Our customers tell me we have good people with good intentions. But they also tell me they are frustrated by the way we work.

The potential for RBS is tangible, we have points of brilliance, but these are masked by a heavily damaged reputation, very high cost base and a structure that reflects the bank we are leaving behind, not the one we will become.

We hold many excellent market leading positions across the bank and, despite the distractions of our recovery, there are areas where we have started to excel for our customers. But this remains an inconsistent picture and the returns in our strongest businesses can often be diluted by weaker parts of the franchise, the price of past misconduct and an uncompetitive cost base.

We are clear on our purpose as a bank: to serve customers well, but we are yet to operate in a way that means we can really deliver on this. Delivering on our purpose will mean running the bank differently.

To meet more of our customers' needs we must earn more of their trust. This starts with improving the things that matter most to customers, and then rewarding their loyalty. There are too few rewards for customer loyalty in banking and we need to change this. Loyal and rewarded customers are the basis for the higher quality earnings we intend to deliver.

Change won't happen overnight, but we are clear where we can improve and our progress will be evident quarter-by-quarter. We have already started calling out the barriers to our ambition.

The opportunity cost of our current approach is clear. We have an 18% share of the GB main current account market but less than half our customers have a mortgage with us. The same is true in different forms across all our businesses and paints a clear picture of untapped potential. I know this frustrates our people, all of whom want to prove the worth of this bank through better service to customers.

The lack of connectivity for customers is a by-product of our own complexity. Too many customers are forced to bank around us; adapting their behaviour to fit with our processes. It's frustrating for them and value destructive for us.

Chief Executive's message

Our customers rightly demand that we are competitive, in every setting and in every sector. We currently carry the cost base of a global financial services group when in fact we are increasingly a UK-based bank. Our operating model means our customers and shareholders end up paying for parts of the business that cost too much and deliver too little in their interests.

This needs to change.

RBS needs a strategy that will address the weakness in our performance for customers, so that we can provide acceptable returns to our shareholders. The business review I have conducted has revealed our key challenges, but it has also given us a clear path to improve the bank.

On every dimension our opportunity to improve the relative and absolute performance of the bank is significant. It is my job to make sure our strategy for customers translates into value for our shareholders.

2013 FINANCIAL PERFORMANCE
This bank has had an extraordinary five years. Cleaning up a £2.2 trillion balance sheet whilst addressing the many failings of the past has carried a very heavy cost, which shows in our results.

Even by recent standards, 2013 was a difficult year. Regulatory fines, wide-ranging customer complaints, technology problems and public questioning of our integrity all weighed heavily, and bring into sharp focus the job we have at hand.

For the full year, we reported a pre-tax loss of £8.2 billion. The loss includes £3.8 billion of legacy litigation, conduct and regulatory costs and £4.8 billion of impairments and other losses relating to the establishment of RBS Capital Resolution (RCR).

Looking at underlying performance, total income was down £2.3 billion for the year, primarily reflecting lower revenues from the re-sized Markets business while costs were only down £0.5 billion - pushing the cost:income ratio towards the worse end of our peer group at 67%.

Returns varied across our businesses, but only UK Retail and Wealth delivered returns above the cost of equity. That said, the bank continued to make progress despite our financial performance.

Our business milestones included completing the run-down of another £29 billion of Non-Core assets - ahead of plan and taking the total reduction since Non-Core was established to £230 billion - setting up the RCR unit and reducing risk-weighted assets, and hence our risk profile, by £66 billion, on a fully loaded Basel III basis.

We also cancelled the £8 billion Contingent Capital Facility with HM Treasury, reduced our stake in Direct Line Group to 28.5% - in line with our commitment to the EC - and we are in advanced discussions to restructure the Dividend Access share.

It is clear that the underlying performance over the last year underlines the need for us to shift the emphasis from restoring the balance sheet to recharging our performance.

Chief Executive's message

WHY WE MUST CHANGE

Capital: The capital plan we announced in November outlined a number of concrete actions to place the bank on a sure footing. Among them, the creation of RCR and the flotation of Citizens Financial Group will allow us to target a Common Equity Tier 1 capital position of 12% or greater by the end of 2016.

The capital plan has been designed to allow us to focus without distraction on improving our operating performance.

We will do what it takes to reach and maintain a prudent capital position.

Cost and Complexity: There was a necessary complexity to running an organisation with a £2.2 trillion balance sheet, as ours was five years ago, but this need has reduced as we have scaled the bank dramatically down over recent years. We now need to simplify our structure and cost base to match.

RBS remains a complex bank. We can be hard to do business with, costly to operate, and complicated to work in. We have seven customer-facing divisions as well as RCR and central functions, many of which are duplicated across divisions. Across this we have hundreds of internal committees. These are costly barriers to interaction between our people and with our customers, meaning we lose out too many times on the opportunity to serve them with more products and services.

This complexity shows in our cost:income ratio, which reaches 73% when fully loaded to include the bank levy and restructuring costs. Reducing costs and divesting businesses in the bank will inevitably result in reduced staff levels. We do not yet have detailed plans for implementation and as always we will deal with such matters sensitively, talking to our staff before communicating any such changes.

Trust and Reputation:Behaviour and performance influence the perception of worth. RBS carries huge reputational discount due to the extent of bad headlines the bank attracts. This carries through into our customer and investor interaction and can only be solved by a sustained improvement in the quality of our earnings and meaningful change in the way we deal with customers.

Our customers like and trust the people they deal with, but not the bank itself. We can change this by moving more of the appropriate decision making and process management closer to the people who deal with customers.

Performance: Great companies know that quality service goes hand-in-hand with disciplined management; they chase down costs intelligently so they can invest more for their customers. They prioritise and invest with relentless focus on the areas that deliver the strongest, most sustainable returns.

RBS has earned credibility for the execution of our financial restructuring. The same discipline and focus is now needed on our day-to-day operating performance to better deliver for the customer. The costs that subdue our performance need to be intelligently removed and redirected towards activities that enhance our earnings.

Chief Executive's message

OUR NEW STRATEGY
We now have a strategy to deliver a sustainable bank with a clear ambition: we want to be number one for customer service, trust and advocacy, in every one of our chosen business areas by 2020.

Our ambition aims to deliver a bank that is more trusted than others in the UK. We will earn the trust of customers by serving them better than any other bank.

Quality service leads to repeat business and customer advocacy. Repeat business and higher advocacy leads to sustainable income. We won't compromise on this logic.

The bank will be structured to deliver this ambition by organising around the needs of our customers.

We will collapse seven operating divisions into three customer businesses that can understand our customers' needs and provide appropriate, consistent services far better than we can across current silos.

Our support functions will be smaller, more expert and dedicated to helping the businesses succeed for customers. We will run highly disciplined and well managed conduct and risk functions to maintain safety and soundness.

This will be a highly effective bank and in the medium term we will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of around 55%, falling in the long term to around 50%.

The frontline of this bank is where we'll stand out. Accountable, trusted professionals will staff the perimeter of the bank and drive it forward. They will be supported by simple, effective processes on a sound technology platform.

Only 30% of our people today deal directly with the customer. By 2017 more than half will deal directly with the customer and all our people will be measured against our success in improving customer advocacy.

Our focus will be determined by where our customers need us, and where we can serve their needs better than anyone else.

The UK is our home market and our strongest market. It is also our biggest advantage. Our corporate customer trade flows mean we need a strong European and US presence, so this is where we will be. Our UK clients rely on inward investment, so we'll retain a presence in Asia.

Our three customer businesses will cover Personal & Business Banking, Commercial & Private Banking, and Corporate & Institutional Banking. Across the businesses we will have one management team, working to one joined-up plan.

The businesses will be built on franchises that can be number one for customers. We have a family of brands across the bank and will use these to deliver on our ambition.

Not every business in our current structure will be best placed to deliver on our strategy. Technology investment will enable some to improve service at a rate that outpaces the market, but others will not.

Chief Executive's message

For those activities where we can't see a clear path to being number one, we will review on the basis of 'fix, close or dispose'. These will become clear as each of our three businesses defines its new customer franchises over the coming months.

The three businesses of the go-forward bank have been designed against a number of goals. Firstly, they will better serve customer needs than the existing operating divisions. Secondly, they will help eradicate duplication of cost in both the front and back office. Thirdly, they will position us to deliver a sustainable return on equity in each business.

UPDATE ON CAPITAL PLAN
We announced in November that we will target a fully loaded Basel III Common Equity Tier 1 ratio of 12% or greater by the end of 2016 which will principally be delivered through the Capital Resolution Group.

Ahead of today's results we announced that we would take an additional £2.9 billion of charges for litigation and conduct related matters. While these charges were in our future capital plan, provisions were recognised in 2013 and reduced our fully loaded Basel III Common Equity Tier 1 ratio to 8.6% at the end of 2013.

So how do we get to our 12% 2016 target? This will primarily be due to the successful run-down of RCR and the IPO of Citizens, as well as further targeted risk-weighted asset reduction, which will continue to be the main drivers of our plan to deliver our 12% target by the end of 2016.

Citizens Financial Group:The cornerstone of the capital plan is the IPO of Citizens Financial Group in the United States. We have appointed advisers and this is on schedule for later this year.

RCR:The creation of RCR from 1 January 2014 originally identified £38 billion of third party assets that were highly capital intensive. This represented 5% of our funded balance sheet but used up 20% of our capital.

Mainly as a result of the increased impairments we have taken and significantly higher levels of disposals in Non-Core than had been forecast, the opening balance is £29 billion of third party assets and £65 billion of risk-weighted asset equivalents (RWAe). This reduction in assets has also resulted in a corresponding decrease in the bank's funding requirements.

UK branch divestment:To meet our EC-mandated branch divestment, the Williams & Glyn brand will return to the high street via an IPO over the coming years. To achieve this we signed a deal with a consortium of investors led by Corsair Capital and Centerbridge Partners in September 2013. The business will require separation from RBS and this process is well under way.

Chief Executive's message

Ulster Bank: The thinking behind every aspect of our new strategy applies to our business in the island of Ireland.

Consumers and businesses across the island of Ireland deserve a better banking service. To achieve this, however, we must change the way we currently organise our business in the Irish market place. We took the first major step at the end of 2013 when we announced our intention to remove £9 billion of the worst credit risks from the Ulster Bank balance sheet. Our second step is focused on improving customer experience and shareholder return.

As outlined in November, we are reviewing our business to make it viable and sustainable into the future. In this regard we are accelerating our strategy for the bank to improve service to our customers, reduce costs and simplify our operating model.

Our bank in Northern Ireland will benefit from a closer integration with our personal and business franchises in the rest of the United Kingdom. There are meaningful synergies in terms of investment, costs and customer experience from doing this. It is essential if we are to provide a more appealing and compelling service to our customers in Northern Ireland under the Ulster Bank brand.

In the Republic of Ireland we will continue to explore further opportunities to transform our business. We have a range of options but we are now clear on the goal; we will build on our position to be a compelling challenger bank to the domestic pillar banks.

Our customers in the island of Ireland need to know that we are committed to providing them with a great everyday banking service. We will finalise our plans in the coming months - but this is about a change in business strategy not a withdrawal from the market.

These moves are designed to position the bank to do more for our customers and consequently reward our shareholders for their patience.

MEASURES THAT MATTER
We will only succeed in delivering our goals if everyone who works in the bank is clear on the measures that matter. It is too easy to be distracted by measures that flatter progress on things that ultimately don't count towards our ambition.

The measures we use must have credibility with customers and the wider public if we are to regain trust. And they must focus the bank relentlessly on improving returns for shareholders. It is abundantly clear to me that we need to reward our existing shareholders for their patience and attract new ones based on our potential and performance.

Measure 1: Customer:
We will target the best Net Promoter Score in the market in the long term in each of our chosen business areas.  The most trusted bank in the UK in the long term.

Measure 2: Efficiency:
We will aim to deliver a cost:income ratio (including bank levy, restructuring charges and, from 2015, the EU resolution fund charge) of approximately 55% in the medium term, falling in the long term to around 50%. On the same basis, we target a reduction in our costs to approximately £8 billion in the medium term.

Chief Executive's message

Measure 3: Returns
Our overall targeted return on tangible equity (RoTE) will be approximately 9-11% in the medium term. Our long-term RoTE target is 12% plus.

Measure 4: Capital strength
We will target a CET1 capital ratio, on a fully loaded Basel III basis, of 12% or greater by the end of 2016. Our targeted leverage ratio, on the same basis, will be 3.5-4% in the medium term and 4% or above in the long term.

These simple measures mean we will strike a permanent balance between the needs of our stakeholders.

HOW WE'LL DO BUSINESS
The scale of the challenge we have faced over the last few years taught us a simple fundamental lesson: you cannot succeed at your customers' expense. This is why last year we agreed a very simple purpose for the bank: to serve customers well.

Our future is not about us, it's about our customers. These words greet our employees as they walk into our offices every day. They have come to represent a shorthand for what went wrong, but also what we need to get right.

Although we remain in the shadow of our past conduct failings, we have a clear and universal set of values that bind the bank together.

Serving customers
We exist to serve customers. We earn their trust by focusing on their needs and delivering excellent service.

Working together
We care for each other and work best as one team. We bring the best of ourselves to work and support one another to realise our potential.

Doing the right thing
We do the right thing. We take risk seriously and manage it prudently. We prize fairness and diversity and exercise judgement with thought and integrity.

Thinking long term
We know we succeed only when our customers and communities succeed. We do business in an open, direct and sustainable way.

These values are the basis for how we lead, how we reward, how we make decisions and how we treat our customers and each other. They are not yet etched in stone, but become stronger the more they are tested. They are core to us succeeding as a bank.

Chief Executive's message

CONCLUSION:
RBS isn't just any bank. Few, if any, comparisons do justice to the scale of the turnaround that RBS required.

We've got to a point of safety and soundness through a steady focus and patient determination. There will be more things from our past that come back to haunt us, but they will be fewer in number.

Over time, with steady focus and disciplined delivery, the new RBS will emerge. The businesses we operate will be highly effective and relentless in their pursuit of delivering service that makes us number one for customers.

We will be simple to do business with, free from distractions and supported by a strong capital base.

The outcome will be a bank that is truly trusted by customers.

Strategic review

On 1 November 2013 RBS announced a full review of its customer-facing businesses, its IT and operations, and its organisational and decision-making structures. As a result of this review, we are today announcing a refreshed strategic direction with the ambition of building a bank that earns its customers' trust by serving them better than any other bank.

Business structure
RBS will be structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into business units able to deliver co-ordinated services. The seven existing operating divisions will be realigned into three businesses:

•
Personal & Business Banking will serve UK personal and affluent customers together with small businesses (generally reporting up to £2 million turnover), with more business bankers moving back into branches.

•
Commercial & Private Banking will serve commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients, operating overseas through its market-leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs.

•
Corporate & Institutional Banking will serve our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients.

Ulster Bank in Northern Ireland will benefit from a closer integration with our personal, business and commercial franchises in Great Britain, while continuing to operate under the Ulster Bank brand.  We are continuing to review our business in the Republic of Ireland with a view to being a challenger to the systemic banks in Ireland.

	Personal & Business Banking	Commercial & Private Banking	Corporate & Institutional Banking

CEO	Les Matheson	Alison Rose	Donald Workman
RWAs profile (%)(1)	~35%	~30%	~35%
Operating profit profile (%)(1)	~50%	~30%	~20%
Target RoE(1)	15%+	15%+	~10%(2)

Notes:
(1)	All business targets refer to steady state performance 2018 - 2020.
(2)	7-8% medium-term.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. It will be managed as one bank, with one strategy.

Each of the three businesses is built on franchises that have the potential to be the number one bank for their respective customer groups. Each is designed to:
•	Serve customer needs better than the existing operating divisions.

•	Help eliminate duplication of costs in front and back offices.

•	Position RBS to deliver a sustainable overall return on tangible equity of 12% plus in the long term.

Strategic review

More detailed review of component business lines continues within each business, and further updates will be provided over the course of the year.

Addressing costs and returns
Key to achieving this is a significant reduction in RBS's costs and complexity. Transforming the bank to deliver this involves rationalising and simplifying systems, based on a target architecture with improved resilience. Examples of these measures include:
•	The number of technology platforms we use will be reduced by over 50%.

•	We will move from 50 core banking systems to around 10.

•	From 80 payment systems currently maintained we will move to approximately 10.

•	Our property portfolio will be reduced from 25 million square feet to 18 million square feet, including significant reductions in central London.

•	We will maintain a similar level of investment spending but directed at customer-facing process improvements, instead of maintaining inefficient legacy infrastructure.

This simplification is intended to deliver significant improvements to services delivered to our customers but at the same time serves as the cornerstone of a programme designed to bring our cost base down from £13.3 billion in 2013 to £8 billion in the medium term, including the impact of business exits such as Citizens Financial Group and Williams & Glyn, the bank levy, restructuring costs and, from 2015, the EU resolution fund charge. This plan will take RBS towards a cost:income ratio of around 55%, moving towards 50% in the longer term. Bringing our cost base back into alignment with the reduced scale of our business underpins our potential to deliver improved returns in future years.

The costs to achieve this plan will total approximately £5 billion over 2014 to 2017; of this approximately £1 billion has already been committed to previous plans related primarily to Citizens, Williams and Glyn and the previous restructuring announced for Markets. Approximately £0.6 billion relates to the costs of achieving asset reductions and realisations in Markets as we reshape this business over the next three to five years.

Strategic review

Measures
Future performance will be reported against both customer and financial measures.

	Measure	2013	Medium term	Long term

Customer	Service(1)	<25% of businesses at #1		All businesses at #1
	Trust			#1 trusted bank in the UK

People	Great place to work			Engagement index ≥ Global Financial Services norm (2)

Efficiency	Cost:income ratio	73%(3)	~55%(3)	~50%(3)
	Costs	£13.3 billion	~£8 billion(3)

Returns	Return on tangible equity(4)	Negative	~9-11%	12%+

Capital strength	Common Equity Tier 1 ratio(5)	8.6%	≥12%	≥12%
	Leverage ratio(5)	3.5%	3.5-4%	≥4%

Notes:
(1)
Measured by Net Promoter Score, with the exception of Corporate & Institutional Banking, which will use customer satisfaction. NPS nets the percentage of "promoters" (loyal enthusiasts of the company) and the percentage of "detractors" (unhappy customers) to give a measure of customer advocacy.

(2)	Global Financial Services norm currently stands at 82%.
(3)	Including bank levy, restructuring charges and, from 2015, the EU resolution fund charge.
(4)	Calculated with tangible equity based on CET1 ratio of 12%.
(5)	Fully loaded Basel III.
(6)	This table contains forecasts with significant contingencies. Please refer to "Forward Looking Statements" and "Risk Factors".

RBS Capital Resolution

In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced it would review the case for an external 'bad bank', based on three objectives as originally outlined by the Chancellor:

•	accelerating the return of RBS to the private sector;
•	supporting the British economy; and
•	best value for the taxpayer.

Following this announcement, RBS worked closely with HM Treasury ('HMT') and its advisers to identify a pool of assets with particularly high long-term capital intensity, credit risk, low returns and/or potential stress loss in varying scenarios. The balance of this identified pool was £47 billion as at 30 June 2013. The pool was forecast to be c.£38 billion of assets as at 31 December 2013, which together with derivatives were forecast to attract c.£116 billion of RWA equivalents.

HMT published its report on 1 November 2013. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified. It also concluded that "RBS's existing provisions and levels of capital deducted suggested that projected future losses are appropriately covered".

As a result, and in line with its new strategic direction set out on 1 November 2013, RBS announced the creation of RBS Capital Resolution ('RCR') to separate and wind down RBS's high capital intensive assets.

For further information refer to Appendix 1.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Results call and strategic review presentation
The Royal Bank of Scotland Group will be hosting a results conference call and thereafter a strategic review presentation for analysts and investors, also available via live webcast and audio call. The details are as follows:

Date:	Thursday 27 February 2014
Time:	9.00 am UK time - Results conference call 2.00 pm UK time - Strategic review presentation
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying these presentations will be available on www.rbs.com/results

Financial supplement
A financial supplement containing income and balance sheet information for the last nine quarters will be available on www.rbs.com/results

Presentation of information

The financial information on pages 23 to 81, prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating (loss)/profit on this basis excludes:

•	own credit adjustments;

•	Payment Protection Insurance (PPI) costs;

•	Interest Rate Hedging Products (IRHP) redress and related costs;

•	regulatory and legal actions;

•	amortisation of purchased intangible assets;

•	integration and restructuring costs;

•	gain/(loss) on redemption of own debt;

•	write-down of goodwill and other intangible assets;

•	Asset Protection Scheme (APS);

•	strategic disposals;

•	bank levy; and

•	RFS Holdings minority interest (RFS MI).

The ceding of control following the partial disposal of the Group's shareholding in Direct Line Group (DLG) has resulted in the Group no longer treating DLG as an operating segment. Consequently, prior period data for 2012 on a managed basis (including disclosures relating to our Core business and segmental analysis) have been restated to exclude DLG. These restatements resulted in a decrease in Group operating profit of £113 million for the quarter ended 31 December 2012 and £398 million for the year ended 31 December 2012. They have no impact on the Group's statutory results.

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity, condensed cash flow statement and related notes presented on pages 82 to 136 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 2.

Presentation of information

Revisions

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of Direct Line Group (DLG) in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and ceded control. This fulfilled the Group's plan to cede control of DLG by the end of 2013. On 20 September 2013, the Group sold a further 20% of the ordinary shares in DLG which is a further step towards complete disposal by the end of 2014, as required by the European Commission. At 31 December 2013, the Group held 28.5% of the issued share capital in DLG.

In accordance with IFRS 5, DLG was classified as a discontinued operation in 2012. From 13 March 2013, DLG was classified as an associate and at 31 December 2013 the Group's interest in DLG was transferred to disposal groups.

Revised allocation of Business Services costs
In the first quarter of 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 'Employee Benefits' (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 31 December 2012 and £84 million for the year ended 31 December 2012. This also resulted in an increase in the loss per ordinary and B share of 0.2p for the quarter ended 31 December 2012 and 0.8p for the year ended 31 December 2012. Prior periods have been restated accordingly.

Implementation of IFRS 10 'Consolidated Financial Statements'
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity); prior periods have been restated accordingly.

Summary consolidated income statement
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Net interest income	10,992	11,417	2,767	2,783	2,776
Non-interest income	8,450	10,668	1,173	2,111	2,066

Total income (1)	19,442	22,085	3,940	4,894	4,842
Operating expenses (2)	(13,313)	(13,854)	(3,247)	(3,286)	(2,948)

Operating profit before impairment losses (3)	6,129	8,231	693	1,608	1,894
Impairment losses	(8,432)	(5,279)	(5,112)	(1,170)	(1,454)

Operating (loss)/profit (3)	(2,303)	2,952	(4,419)	438	440
Own credit adjustments	(120)	(4,649)	-	(496)	(220)
Payment Protection Insurance costs	(900)	(1,110)	(465)	(250)	(450)
Interest Rate Hedging Products redress and
related costs	(550)	(700)	(500)	-	(700)
Regulatory and legal actions	(2,394)	(381)	(1,910)	(99)	(381)
Integration and restructuring costs	(656)	(1,415)	(180)	(205)	(567)
Gain/(loss) on redemption of own debt	175	454	(29)	13	-
Write-down of goodwill	(1,059)	(18)	(1,059)	-	(18)
Other items	(436)	(410)	(421)	(35)	(331)

Operating loss before tax	(8,243)	(5,277)	(8,983)	(634)	(2,227)
Tax (charge)/credit	(382)	(441)	377	(81)	(39)

Loss from continuing operations	(8,625)	(5,718)	(8,606)	(715)	(2,266)

Profit/(loss) from discontinued operations, net of tax
- Direct Line Group	127	(184)	-	-	(351)
- Other	21	12	15	(5)	6

Profit/(loss) from discontinued operations,
net of tax	148	(172)	15	(5)	(345)

Loss for the period	(8,477)	(5,890)	(8,591)	(720)	(2,611)
Non-controlling interests	(120)	136	3	(6)	108
Other owners' dividends	(398)	(301)	(114)	(102)	(115)

Loss attributable to ordinary and
B shareholders	(8,995)	(6,055)	(8,702)	(828)	(2,618)

For the notes to this table refer to the following page.

Core summary consolidated income statement
for the period ended 31 December 2013

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m

Net interest income	11,091	11,173	2,805	2,826	2,723
Non-interest income	8,697	10,624	1,728	2,187	2,151

Total income (1)	19,788	21,797	4,533	5,013	4,874
Operating expenses (2)	(12,708)	(12,910)	(3,108)	(3,141)	(2,741)

Operating profit before impairment losses (3)	7,080	8,887	1,425	1,872	2,133
Impairment losses (4)	(3,856)	(3,056)	(1,948)	(589)	(751)

Operating profit/(loss) (3)	3,224	5,831	(523)	1,283	1,382

Key metrics

Core performance ratios
- Net interest margin	2.23%	2.15%	2.28%	2.24%	2.15%
- Cost:income ratio	64%	59%	69%	63%	56%
- Return on equity	4.6%	8.9%	(4.6%)	7.7%	8.2%

Notes:

(1)	Excluding own credit adjustments, gain/(loss) on redemption of own debt, Asset Protection Scheme, strategic disposals and RFS Holdings minority interest.
(2)
Excluding PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, amortisation of purchased intangible assets, bank levy, write down of goodwill and other intangible assets and RFS Holdings minority interest.

(3)
Operating profit/(loss) before tax, own credit adjustments, PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, write down of goodwill and other intangible assets, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals, bank levy and RFS Holdings minority interest.

(4)	Includes £1,372 million pertaining to the creation of RCR and related strategy.

Analysis of results is set out on pages 27 to 36.

Summary consolidated balance sheet
at 31 December 2013

	31 December	30 September	31 December
	2013	2013	2012
	£m	£m	£m

Cash and balances at central banks	82,659	87,066	79,290
Net loans and advances to banks (1,2)	27,555	28,206	29,168
Net loans and advances to customers (1,2)	390,825	406,927	430,088
Reverse repurchase agreements and stock borrowing	76,413	95,971	104,830
Debt securities and equity shares	122,410	133,249	172,670
Settlement balances	5,591	18,099	5,741
Intangible assets	12,368	13,742	13,545
Other assets (3)	22,018	22,519	35,060

Funded assets	739,839	805,779	870,392
Derivatives	288,039	323,657	441,903

Total assets	1,027,878	1,129,436	1,312,295

Bank deposits (2,4)	35,329	38,601	57,073
Customer deposits (2,4)	414,396	434,305	433,239
Repurchase agreements and stock lending	85,134	105,384	132,372
Debt securities in issue	67,819	71,781	94,592
Settlement balances	5,313	18,514	5,878
Short positions	28,022	31,020	27,591
Subordinated liabilities	24,012	23,720	26,773
Other liabilities (3)	23,112	18,517	29,996

Liabilities excluding derivatives	683,137	741,842	807,514
Derivatives	285,526	319,464	434,333

Total liabilities	968,663	1,061,306	1,241,847
Non-controlling interests	473	462	1,770
Owners' equity	58,742	67,668	68,678

Total liabilities and equity	1,027,878	1,129,436	1,312,295

Memo: Tangible equity (5)	41,082	48,634	49,841

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Includes disposal groups.
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity represents equity attributable to ordinary and B shareholders less intangible assets.

Key points

2013 compared with 2012

•
Funded assets decreased by £130 billion to £740 billion as a result of Non-Core disposals and run-off, and the downsizing of the Markets business in order to reduce risk and focus on its core strengths.

•
Net loans and advances to customers decreased by £39 billion, due to higher impairment provisions, disposals and run-offs in Non-Core and reductions in International Banking mainly reflecting reductions as a result of increased levels of customer repayments partially offset by an increase in Asia trade volume.

•	Sales of available-for-sale debt securities and the downsizing of the equities businesses led to a decrease of £50 billion in debt securities and equity shares.

Summary consolidated balance sheet
at 31 December 2013

Key points (continued)

2013 compared with 2012 (continued)

•
Bank deposits decreased by £22 billion and debt securities in issue decreased by £27 billion due to the planned reduction in wholesale funding, in line with the overall reduction in the Group's balance sheet.

•
Derivative assets and liabilities decreased by £154 billion and £149 billion respectively, primarily due to decreases in fair values of interest rate contracts arising from significant upward shifts in yield curves.

31 December 2013 compared with 30 September 2013

•	Funded assets decreased by £66 billion to £740 billion as a result of Non-Core disposals and run-off and seasonal reduction in trading activity towards the end of the year.

•
Net loans and advances to customers decreased by £16 billion due to the decreases in Non-Core, partly reflecting increased impairments in Q4 related to the creation of RCR, and to reductions in International Banking as a result of increased levels of customer repayments partially offset by an increase in Asia trade volume.

•
Customer deposits decreased by £20 billion due to reductions in Markets and International Banking together with a decrease in US R&C due to the strengthening of sterling against the dollar and the transfer of £3 billion of deposits to disposal groups.

•
Derivative assets and liabilities decreased by £36 billion and £34 billion respectively, primarily due to decreases in fair values of interest rate contracts arising from upward shifts in yield curves.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	10,906	11,411	2,745	2,726	2,770

Average interest-earning assets (1)	543,881	594,062	523,946	539,396	566,732

Net interest margin
- Group	2.01%	1.92%	2.08%	2.01%	1.94%
- Retail & Commercial (2)	2.94%	2.92%	2.99%	2.95%	2.91%
- Non-Core	(0.19%)	0.31%	(0.36%)	(0.35%)	0.29%

Notes:

(1)	For further analysis and details refer to pages 85 to 87.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

2013 compared with 2012

•
Net interest income decreased by £505 million, 4%, with deposit repricing initiatives only partly mitigating the impact of lower assets. Retail & Commercial net interest income decreased by £391 million and Non-Core net interest income decreased by £343 million due to a fall in interest earning assets driven by run-off and disposals, partially offset by lower treasury and funding costs.

•
Average interest-earning assets decreased by £50.2 billion to £543.9 billion, reflecting reductions in Markets and Non-Core loans and advances to customers as well as strategic sale and run-down of debt securities.

•
Group net interest margin (NIM) increased by 9 basis points to 2.01%, driven by moves to reprice deposits in a number of divisions, partially offset by roll-off in holdings of higher yielding securities.

Q4 2013 compared with Q3 2013

•
Net interest income increased by £19 million, 1%. Retail & Commercial net interest income increased by £17 million due to deposit repricing. Markets net interest income increased by £21 million due to one-offs. These uplifts were partially offset by an increase in liquidity and funding costs driven by bond issuance and assets-for-sale portfolio sales.

•	Average interest-earning assets decreased by £15.5 billion to £523.9 billion, principally relating to Non-Core.

•
Group NIM increased by 7 basis points to 2.08%, primarily driven by deposit repricing in Retail & Commercial,  where NIM rose 4 basis points, partially offset by roll-off of higher yielding assets in US R&C.

Q4 2013 compared with Q4 2012

•	Net interest income was flat, with stronger margins (up 14 basis points) offset by the declining asset base.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	4,518	4,876	1,126	1,144	1,130
Income from trading activities	2,651	3,533	162	599	571
Other operating income	1,281	2,259	(115)	368	365

Total non-interest income	8,450	10,668	1,173	2,111	2,066

Key points

2013 compared with 2012

•	Non-interest income decreased by £2,218 million to £8,450 million.

•
The majority of the decline in income was in Markets, where income from trading activities was £1,001 million lower as the division managed down the scale of the balance sheet and reduced risk.  This was partially offset by a £506 million improvement in Non-Core trading losses.

•	Within other operating income, Non-Core recorded a loss of £334 million excluding rental income, primarily related to fair value adjustments associated with investment properties.

•	A £392 million reduction in operating lease income largely reflects the disposal of RBS Aviation Capital in Q2 2012. This was partially offset by lower depreciation.

Q4 2013 compared with Q3 2013

•	Non-interest income decreased by £938 million to £1,173 million, principally driven by declining Markets income from trading activities and £277 million of fair value adjustments in Non-Core.

•	Lower income was booked on central treasury hedges, and gains on available-for-sale securities were also lower (see Central items, page 74).

Q4 2013 compared with Q4 2012

•	Non-interest income decreased by £893 million, reflecting the lower central treasury hedge income and valuation adjustments in Non-Core.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	6,882	7,377	1,539	1,758	1,379
Premises and equipment	2,233	2,096	614	540	524
Other	2,947	2,899	785	683	685

Administrative expenses	12,062	12,372	2,938	2,981	2,588
Depreciation and amortisation	1,251	1,482	309	305	360

Operating expenses	13,313	13,854	3,247	3,286	2,948

Staff costs as a % of total income	35%	33%	39%	36%	28%
Cost:income ratio - Core	64%	59%	69%	63%	56%
Cost:income ratio - Group	68%	63%	82%	67%	61%

Key points

2013 compared with 2012

•
Operating expenses decreased by £541 million, 4%, to £13,313 million. Markets decreased by £327 million, 11%, to £2,610 million and Non-Core by £339 million, 36%, to £605 million, driven by lower staff numbers and reduced central support requirements on run-down.

•	Staff expenses were down by 7%, at £6,882 million, with headcount down by 4,400, principally in UK Retail, Non-Core and Markets.

•	The Group cost:income ratio increased from 63% to 68%, with the Core cost:income ratio increasing from 59% to 64%, driven by weaker income.

Q4 2013 compared with Q3 2013

•
Operating expenses were broadly flat, with offsetting movements across a number of divisions.  UK Retail expenses were up £54 million to £722 million, principally due to conduct-related provisions of £50 million and an £18 million increase in Financial Services Compensation Scheme (FSCS) charges.  Markets expenses were down £72 million to £553 million, with lower bonus accruals partly offset by additional legal fees. UK Corporate expenses were up £45 million to £585 million primarily due to customer remediation provisions.

•	Staff expenses were down by 12%, with headcount down 1,700, with reductions in Markets and Non-Core reflecting disposals, and in Business Services.

Q4 2013 compared with Q4 2012

•
Operating expenses rose by £299 million, 10%, to £3,247 million. Markets staff expenses were £105 million higher than in the fourth quarter of 2012, which included exceptional bonus clawbacks and releases following the LIBOR settlements. Q4 2013 expenses also included increased conduct charges of £32 million and FSCS costs of £44 million in UK Retail, and increased project and technology costs, partially offset by reduced costs in Non-Core.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	8,412	5,315	5,131	1,120	1,402
Securities	20	(36)	(19)	50	52

Group impairment losses	8,432	5,279	5,112	1,170	1,454

Loan impairment losses
- individually assessed	6,919	3,169	4,867	580	818
- collectively assessed	1,464	2,196	443	287	505
- latent	44	(73)	(173)	253	80

Customer loans	8,427	5,292	5,137	1,120	1,403
Bank loans	(15)	23	(6)	-	(1)

Loan impairment losses	8,412	5,315	5,131	1,120	1,402

Core	3,766	2,995	1,924	584	729
Non-Core	4,646	2,320	3,207	536	673

Group	8,412	5,315	5,131	1,120	1,402

of which RCR related (1)	4,490	-	4,290	200	-

Customer loan impairment charge as a % of
gross loans and advances to customers (2)
Group	2.0%	1.2%	4.9%	1.0%	1.2%
Core	1.0%	0.7%	2.0%	0.6%	0.7%
Non-Core	12.8%	4.2%	35.3%	5.2%	4.8%

Notes:

(1)	Pertaining to the creation of RCR and related strategy.
(2)	Customer loan impairment charge as a percentage of gross customer loans and advances excludes reverse repurchase agreements and includes disposals groups.

Key points
RBS Capital Resolution ('RCR') was set up from 1 January 2014 and will manage a pool of £29 billion of assets with particularly high capital intensity or potentially volatile outcomes in stressed environments, aiming to accelerate the run-down of these exposures over a three year period to free up capital for the bank. This revised strategy to run down high risk loans faster resulted in an increased impairment charge relating to impaired or non-performing assets transferred to RCR, reflecting adverse changes in our estimates of future cash flows. Further details about RCR are set out on page 19 and in Appendix 1.

2013 compared with 2012

•
Group loan impairment losses rose by 58% to £8,412 million reflecting the increased provisions recognised in connection with the creation of RCR. Adjusting for this impairment, losses fell by £1,393 million (26%) to £3,922 million, driven by significant improvements in Non-Core, Ulster Bank and UK Retail, partially offset by increases in International Banking, US Retail & Commercial and Markets.

•
Additional loan impairments arising from the RCR accelerated asset recovery strategy totalled £4,490 million, of which £3,118 million related to Non-Core, £892 million to Ulster Bank, £410 million to UK Corporate, £52 million to International Banking and £18 million to Markets.

Analysis of results

Key points (continued)

2013 compared with 2012 (continued)

•
Excluding the impact of the creation of RCR, Core Ulster Bank loan impairments fell by £482 million to £882 million (35%), mainly as a result of continued improvement in retail mortgage debt-flow and in recovery trends.  UK Retail loan impairments fell by £210 million (40%), primarily from lower default levels.

•	Excluding the impact of the creation of RCR, Non-Core loan impairments fell by £792 million to £1,528 million, reflecting the continued reduction in the overall portfolio.

Q4 2013 compared with Q3 2013

•
Excluding the impact of the creation of RCR, Core loan impairment losses decreased by £32 million, mainly as a result of improvements in Ulster Bank and International Banking partially offset by a small number of individual impairments in UK Corporate's real estate and shipping portfolios.

•
Non-Core loan impairment losses, also excluding the impact of the creation of RCR, improved by £47 million due to decreases in Ulster Bank partially offset by an increase in UK Corporate loan impairments.

Q4 2013 compared with Q4 2012

•	Core loan impairment losses, excluding the impact of the creation of RCR, decreased by £177 million, driven principally by an improvement in the performance of the Ulster Bank mortgage book.

•	Non-Core loan impairment losses, excluding the impact of the creation of RCR, improved by £384 million compared with Q4 2012.

Analysis of results

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2013	2012	2013	2013	2012
One-off and other items	£m	£m	£m	£m	£m

Payment Protection Insurance costs	(900)	(1,110)	(465)	(250)	(450)
Interest Rate Hedging Products redress and
related costs	(550)	(700)	(500)	-	(700)
Regulatory and legal actions	(2,394)	(381)	(1,910)	(99)	(381)
Integration and restructuring costs	(656)	(1,415)	(180)	(205)	(567)
Gain/(loss) on redemption of own debt	175	454	(29)	13	-
Write-down of goodwill	(1,059)	(18)	(1,059)	-	(18)
Other items
- Asset Protection Scheme	-	(44)	-	-	-
- Amortisation of purchased intangible assets	(153)	(178)	(35)	(39)	(32)
- Strategic disposals**	161	113	168	(7)	(16)
- Bank levy	(200)	(175)	(200)	-	(175)
- Write-down of other intangible assets	(344)	(106)	(344)	-	(106)
- RFS Holdings minority interest	100	(20)	(10)	11	(2)

	(5,820)	(3,580)	(4,564)	(576)	(2,447)
Own credit adjustments*	(120)	(4,649)	-	(496)	(220)

One-off and other items	(5,940)	(8,229)	(4,564)	(1,072)	(2,667)

* Own credit adjustments impact:
Income from trading activities	35	(1,813)	15	(155)	(98)
Other operating income	(155)	(2,836)	(15)	(341)	(122)

Own credit adjustments	(120)	(4,649)	-	(496)	(220)

** Strategic disposals
(Loss)/gain on sale and provision for loss on
disposal of investments in:
- Direct Line Group	(13)	-	-	(13)	-
- WorldPay	159	-	159	-	-
- RBS Aviation Capital	-	189	-	-	(8)
- Other	15	(76)	9	6	(8)

	161	113	168	(7)	(16)

Key points
The Group does not allocate one-off and other items to individual divisions. However, of the one-off and other items of significance, regulatory and legal actions of £2,394 million in 2013 relate predominantly to Markets while Payment Protection Insurance (PPI) costs of £900 million relate mainly to UK Retail and Interest Rate Hedging Products redress and related costs of £550 million is mainly attributable to UK Corporate and Markets. Goodwill write-down of £1,059 million relates to International Banking and the write-down of other intangible assets relates to Markets. Of the integration and restructuring costs of £656 million, UK Retail accounts for approximately 30%, International Banking approximately 15%, Markets approximately 10%, Centre approximately 23% and other divisions less than 10% each.

Analysis of results

Key points (continued)

2013 compared with 2012

•
One-off items, excluding own credit adjustments, amounted to a net charge of £5,820 million in 2013, compared with a charge of £3,580 million in 2012.  This included £2,394 million of regulatory and litigation provisions, primarily relating to mortgage-backed and other securities litigation.

•
Provisions for PPI redress and related costs totalled £900 million, down £210 million from 2012. Out of the cumulative provision of £3.1 billion, £2.2 billion had been utilised at 31 December 2013. The remaining provision of £0.9 billion covers approximately twelve months at current levels of redress and administrative expenses.

•	Provisions of £550 million were booked for Interest Rate Hedging Product redress and administration costs, down £150 million from 2012. The cumulative charge was £1.25 billion at 31 December 2013.

•	Write-down of goodwill of £1,059 million related to International Banking following an impairment review. Write-down of other intangible assets, including software, of £344 million related to Markets.

•
Restructuring charges fell by £759 million to £656 million, with most of the charges relating to programme costs for the Rainbow branch disposal, Retail transformation and the reduction in size of Markets.

•	The charge for own credit adjustments fell significantly from £4,649 million to £120 million as the Group's credit spreads tightened modestly.

Q4 2013 compared with Q3 2013

•
One-off items increased by £3,988 million to £4,564 million, excluding own credit adjustments, principally due to the additional provision of £1,910 million to cover various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, and the write-down of goodwill of £1,059 million.

•
An additional £465 million provision was booked for PPI redress and related costs in addition to £250 million in Q3. Q4 2013 claims experience continued at previous rates rather than declining as anticipated and claims are now expected to continue for a longer period.

•
There was also a further £500 million provision for Interest Rate Hedging Products redress and related costs. The increase in provision reflected both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during Q4 2013, and additional administration charges.

•	A £159 million gain was recorded on the disposal of RBS's remaining interest in WorldPay.

Q4 2013 compared with Q4 2012

•
One-off items, excluding own credit adjustments, increased by £2,117 million, principally reflecting the increased regulatory and litigation provision, partially offset by lower swap redress charges and the WorldPay gain on sale and the goodwill write-down of £1,059 million.

Analysis of results

	31 December	30 September	31 December
Capital resources and ratios	2013	2013	2012

Current rules
Core Tier 1 capital	£42bn	£48bn	£47bn
Tier 1 capital	£51bn	£57bn	£57bn
Total capital	£64bn	£67bn	£67bn
Risk-weighted assets (RWAs)	£385bn	£410bn	£460bn
Core Tier 1 ratio	10.9%	11.6%	10.3%
Tier 1 ratio	13.1%	13.8%	12.4%
Total capital ratio	16.5%	16.2%	14.5%

Fully loaded Capital Requirements Regulation estimates
Common Equity Tier 1 (CET1) capital	£37bn	£41bn	£38bn
RWAs	£429bn	£453bn	£495bn
CET1 ratio	8.6%	9.1%	7.7%

Key points

31 December 2013 compared with 31 December 2012

•	The Group's Core Tier 1 ratio, on a Basel 2.5 basis, was 60 basis points higher at 10.9%. On a fully loaded Basel III (FLB3) basis, the Common Equity Tier 1 ratio was 8.6%, 90 basis points higher.

•
Group RWAs decreased by £75 billion to £385 billion, driven by the substantial reductions achieved in Markets (down £37 billion) and Non-Core (down £31 billion). Retail & Commercial RWAs were £11 billion lower.

•	On a FLB3 basis, Group RWAs decreased by £66 billion to £429 billion, driven by Markets risk reduction and reshape and Non-Core disposals and run-off.

31 December 2013 compared with 30 September 2013

•
The Group's Core Tier 1 ratio, on a Basel 2.5 basis, was 70 basis points lower at 10.9%. On a FLB3 basis, the Common Equity Tier 1 ratio was 50 basis points lower at 8.6%. The decline was due to the attributable loss for the quarter which outweighed the benefit of lower RWAs.

•
Group RWAs decreased by £25 billion to £385 billion. Markets was £9 billion lower, driven by the strategic reduction in the division's balance sheet. Non-Core RWAs were down £12 billion, principally reflecting disposals and run-off. Retail & Commercial RWAs were broadly unchanged.

•	On a FLB3 basis, Group RWAs decreased by £24 billion to £429 billion.

For further details of the Group's capital resources refer to page 142.

Analysis of results

	31 December	30 September	31 December
Balance sheet	2013	2013	2012

Funded balance sheet (1)	£740bn	£806bn	£870bn
Total assets	£1,028bn	£1,129bn	£1,312bn
Loans and advances to customers (2)	£393bn	£408bn	£432bn
Customer deposits (3)	£418bn	£434bn	£434bn
Loan:deposit ratio - Core (4)	89%	87%	90%
Loan:deposit ratio - Group (4)	94%	94%	100%
Tangible net asset value per ordinary and B share (5)	363p	431p	446p
Tier 1 leverage ratio (6)	14.4x	14.0x	15.0x
Tangible equity leverage ratio (7)	5.6%	6.1%	5.8%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 31 December 2013 were 90% and 94% respectively (30 September 2013 - 87% and 94%; 31 December 2012 - 90% and 99%)

(5)	Tangible net asset value per ordinary and B share represents total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.
(6)	Funded tangible assets divided by total Tier 1 capital.
(7)	Tangible equity leverage ratio represents tangible equity attributable to ordinary and B shareholders divided by funded tangible assets.

Key points

31 December 2013 compared with 31 December 2012

•	Funded assets fell by £130 billion to £740 billion as a result of Non-Core disposals and run-off, and the downsizing of Markets business in order to reduce risk and focus on its core strengths.

•
The Group's customer funding surplus increased significantly from £2 billion to £25 billion over the year. The Group loan:deposit ratio was 94% compared with 100% at the end of 2012 and the Core loan:deposit ratio at 89% was broadly unchanged.

•	Loans and advances to customers fell by £39 billion to £393 billion, driven by £22 billion of run-off and disposals in Non-Core.

•	Customer deposits fell by £16 billion to £418 billion, as several businesses repriced their deposit product suites, reflecting the bank's excess liquidity position.

31 December 2013 compared with 30 September 2013

•	Funded assets fell to £740 billion, a reduction of £66 billion on the quarter, principally reflecting the managing down of Markets balance sheet and sales and run-off in Non-Core.

•
Retail & Commercial loans and advances declined 3% to £339 billion, with reductions in International Banking due to the netting of pooled accounts and in US Retail & Commercial, where the dollar weakening against the pound affected balances. This was partially offset by growth in UK Retail loan balances, up £0.6 billion.

•	Customer deposits declined by £16 billion to £418 billion, driven by repricing of non-relationship deposits.

Analysis of results

	31 December	30 September	31 December
Funding and liquidity metrics	2013	2013	2012

Deposits (1)	£453bn	£473bn	£491bn
Deposits as a percentage of funded balance sheet	61%	59%	56%
Short-term wholesale funding (2)	£32bn	£35bn	£42bn
Wholesale funding (2)	£108bn	£114bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	4%	5%
Short-term wholesale funding as a percentage of total wholesale funding	30%	31%	28%

Liquidity portfolio	£146bn	£151bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	20%	19%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	456%	431%	350%

Net stable funding ratio	122%	119%	117%

Notes:

(1)	Customer and bank deposits excluding repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

31 December 2013 compared with 31 December 2012

•	The bank remains highly liquid with short-term wholesale funding covered more than 4.5 times by its liquidity portfolio as at 31 December 2013, compared with 3.5 times as at 31 December 2012.

•
Short-term wholesale funding decreased by £10 billion over the year to £32 billion. As the bank continued to pay down these balances with excess cash, total wholesale funding fell by £42 billion to £108 billion.

•
The liquidity portfolio remained stable at £146 billion as deleveraging in Non-Core and Markets continued to generate cash, offset by initiatives to reprice non-relationship deposits that generate higher liquidity coverage requirements, as well as by liability management exercises undertaken over the course of the year.

•
Deposits declined by £38 billion to £453 billion as initiatives to re-price and to improve the behavioural characteristics of the deposit base took effect. These initiatives included repricing wholesale and other deposit types with a low liquidity or relationship value, further improving the bank's liquidity position and net interest margin.

31 December 2013 compared with 30 September 2013

•	Short-term wholesale funding fell by £3 billion in the quarter to £32 billion, representing 4% of the Group's funded balance sheet.

•
The liquidity portfolio declined by £5 billion in the quarter, driven by lower deposit balances as a result of the repricing of corporate and wholesale customer balances with higher liquidity coverage requirements.

For further details of the Group's funding and liquidity metrics refer to page 151.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary